RECEIVED

2009 JUL 13 A 8:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

09046527

Rentokil Initial

Group Secretariat
Rentokil Initial plc
2 City Place
Beehive Ring Road
Gatwick Airport
West Sussex
RH6 0HA

Telephone +44 (0)1293 858 161
Fax +44 (0)1293 858 311

FILE NO: 82-34878

1 July 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Directorate Change
6. Releases to the London Stock Exchange.	6.1 Director/PDMR Shareholding

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441293 858 161.

Yours faithfully

Alex Laan
Assistant Company Secretary

dlw 7/13

Rentokil Initial

Director/PDMR Shareholding

RNS Number : 8456T
Rentokil Initial PLC
12 June 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R (1).

(1)An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Rentokil Initial plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)

(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Pursuant to (i) and (ii) above

3. Name of person discharging managerial responsibilities/director

a) Alan Brown
b) Andy Ransom
c) Michael Murray

d) Petar Cvetkovic

e) Andy Hobart
f) Martin Sawkins

g) Bryan Kinsella
h) Peter Lloyd

i) Peter Slator

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Pursuant to 3. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 1 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8 State the nature of the transaction

Awards under the 2006 Performance Share Plan - 2009 award

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

12 June 2009 - Performance Share Plan award

18. Period during which or date on which it can be exercised

12 June 2012 to 11 June 2019 (subject to performance conditions)

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Ordinary shares of 1 pence each

a) Alan Brown	2,144,092	Performance share plan awards
b) Andy Ransom	1,037,464	Performance share plan awards
c) Michael Murray	922,190	Performance share plan awards
d) Petar Cvetkovic	657,061	Performance share plan awards
e) Andy Hobart	772,334	Performance share plan awards
f) Martin Sawkins	507,205	Performance share plan awards
g) Bryan Kinsella	523,343	Performance share plan awards
h) Peter Lloyd	564,841	Performance share plan awards
i) Peter Slator	691,643	Performance share plan awards

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of shares or debentures over which options held following notification

a) Alan Brown 2,144,092 Performance share plan awards

11,250,000 LTIP awards

b) Andy Ransom 1,037,464 Performance share plan awards

11,250,000 LTIP awards

c) Michael Murray 2,122,190 Performance share plan awards

d) Petar Cvetkovic 1,777,061 Performance share plan awards

e) Andy Hobart 2,073,497 Performance share plan awards

f)	Martin Sawkins	1,201,941	Performance share plan awards
g)	Bryan Kinsella	1,147,781	Performance share plan awards
h)	Peter Lloyd	1,594,727	Performance share plan awards
		166,619	Pre 2006 ESOS share options
i)	Peter Slator	691,643	Performance share plan awards

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Paul Griffiths, Company Secretary - 01293 858 160

25. Name and signature of duly authorised officer of issuer responsible for making notification

Paul Griffiths, Company Secretary

26. Date of notification

12 June 2009

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSBSGDLIUBGGCD